**Klondike Royalties II, LP** (the "Company") a Delaware Limited Partnership

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Klondike Royalties II, LP

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 and 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

**Other Matter**
See financials and CPA review report for Klondike Enterprises II, LLC as those financials are crucial for the understanding of the financials and notes below.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 24, 2026

*Vincenzo Mongio*

## Statement of Financial Position

| | As of December 31, | |
| | 2025 | 2024 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Accounts Receivable | 5,930 | - |
| Total Current Assets | 5,930 | - |
| Non-current Assets | | |
| Oil and Gas Properties – Mineral Interests | 277,318 | - |
| Total Non-Current Assets | 277,318 | - |
| TOTAL ASSETS | 283,248 | - |
| | | |
| **LIABILITIES AND EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable - Related Party | 300 | - |
| Total Current Liabilities | 300 | - |
| TOTAL LIABILITIES | 300 | - |
| | | |
| Commitments & Contingencies (Note 4) | | |
| | | |
| **EQUITY** | | |
| Capital Contributions | 360,711 | - |
| Accumulated Deficit | (77,763) | - |
| Total Equity | 282,948 | - |
| TOTAL LIABILITIES AND EQUITY | 283,248 | - |

## Statement of Operations

| | Year Ended December 31, | |
| | 2025 | 2024 |
|---|---|---|
| Revenue | - | - |
| Cost of Revenue | - | - |
| Gross Profit | - | - |
| Operating Expenses | | |
| General and Administrative - Related Party | 63,572 | - |
| General and Administrative | 14,191 | - |
| Total Operating Expenses | 77,763 | - |
| Operating Income (loss) | (77,763) | - |
| Earnings Before Income Taxes | (77,763) | - |
| Provision for Income Tax Expense/(Benefit) | - | - |
| Net Income (loss) | (77,763) | - |

## Statement of Cash Flows

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (77,763) | - |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Payable - Related Party | 300 | - |
| Accounts Receivable | (5,930) | - |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | (5,630) | - |
| Net Cash provided by (used in) Operating Activities | (83,393) | - |
| INVESTING ACTIVITIES | | |
| Advances for acquisition of mineral rights interest | (277,318) | - |
| Net Cash provided by (used by) Investing Activities | (277,318) | - |
| FINANCING ACTIVITIES | | |
| Proceeds from Capital Contributions | 360,711 | - |
| Net Cash provided by (used in) Financing Activities | 360,711 | - |
| Cash at the beginning of period | - | - |
| Net Cash increase (decrease) for period | - | - |
| Cash at end of period | - | - |

## Statement of Changes in Member Equity

| | Member Capital | | |
| --- | --- | --- | --- |
| | **$ Amount** | **Accumulated Deficit** | **Total Member Equity** |
| Beginning Balance at 2/9/2024 (Inception) | - | - | - |
| Net Income (Loss) | - | - | - |
| Ending Balance 12/31/2024 | - | - | - |
| Capital Contributions | 360,711 | - | 360,711 |
| Net Income (Loss) | - | (77,763) | (77,763) |
| Ending Balance 12/31/2025 | 360,711 | (77,763) | 282,948 |

**Klondike Royalties II, LP**
**Notes to the Unaudited Financial Statements**
**December 31st, 2025**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Klondike Royalties II, LP ("the Company") was formed in Delaware on February 9th, 2024. The Company is managed by Klondike Enterprises II LLC and will hold royalty interests in oil and gas properties.

The Company's headquarters is in Southlake, Texas. The Company will continue to conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

## Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

## General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

## Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

## Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

## Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company, Klondike Enterprises II, LLC (the General Partner), and ProAK, LLC are under common ownership and control. During the year ended December 31, 2025, the Company paid Klondike Enterprises II, LLC a 15% Fixed Fee and an Initial Annual Management Fee totaling $63,272.

Klondike Enterprises II, LLC incurred $300 in accounting fees on behalf of the Company during the year, reflected as a payable to affiliate at December 31, 2025.

<u>Oil and Gas Properties – Mineral Interests</u>

The Company accounts for oil and gas interests in accordance with ASC 932, Extractive Activities—Oil and Gas. The Company intends to purchase a 0.0741% overriding royalty interest in six State of Alaska oil and gas leases in the Kitchen Lights Unit of Cook Inlet, Alaska from ProAK, LLC. As of December 31, 2025, no formal assignment has been executed. The $277,317 capitalized as Investment in Mineral Rights represents funds advanced in anticipation of the future assignment upon closing of the offering.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

None.

## NOTE 6 – EQUITY

The Company is a limited partnership with one class of membership units wholly-owned by one member.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 24, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.